FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                   Pursuant to Rule 13a-16 or 15d-16 under the
                         Securities Exchange Act of 1934

                          For the month of January 2003

                         Commission File Number 1-14636

                            ABITIBI-CONSOLIDATED INC.
                              1155 Metcalfe Street
                                    Suite 800
                                Montreal, Quebec
                                 Canada H3B 5H2
                    (Address of principal executive offices.)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                Form 20-F |_|                   Form 40-F |X|.

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes |_|                         No |X|.

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       ABITIBI-CONSOLIDATED INC.


       January 29, 2003                /s/ Jacques Vachon
                                       -------------------------------------
                                       By: Jacques Vachon
                                       Its: Senior Vice President, Corporate
                                            Affairs, and Secretary

[LOGO]  ABITIBI
        CONSOLIDATED

                                                                    NEWS RELEASE
                                                                         A (TSX)
                                                                      ABY (NYSE)

                    ABITIBI-CONSOLIDATED SEES HIGHER VOLUME &
                LOWER COSTS OFFSET BY LOWER PAPER PRICES IN 2002

2002 OPERATING HIGHLIGHTS

o     Revenues of $5.1 billion ($1.3 billion in Q4)

o     6.4 million tonnes of paper sold

o     Lumber sales of 1.76 billion board feet

o     EBITDA of $846 million ($191 million in Q4)

o Loss from continuing operations of $47 million (earnings of $25 million in Q4)

o     SG&A of $169 million ($46 million in Q4)

o     Net debt reduced by $370 million

Note: In 2002, The Canadian Institute of Chartered Accountants (CICA) issued recommendations intended to eliminate the deferral and amortization of unrealized translation gains or losses on foreign currency denominated monetary assets or liabilities that have a fixed or ascertainable life extending beyond the end of the fiscal year following the current period. The recommendations must be adopted retroactively, with restatement. The net of income tax impact of this change is a gain of $25 million in Q4 2002 ($56 million gain for the year).

MONTREAL, Canada, January 29, 2003 - Abitibi-Consolidated Inc. reported fourth quarter operating income today of $18 million, including a $12 million asset write-off for the Thorold, Ontario TMP facility, related to the mill's conversion to 100% recycled newsprint. These results compare to operating income of $29 million recorded in the third quarter and $151 million recorded in the same period last year.

Including an after-tax currency translation gain of $25 million, interest income of $7 million as well as a $42 million income tax recovery, fourth quarter earnings from continuing operations amounted to $25 million or 6 cents a share. This compares to a loss from continuing operations of $215 million in the third quarter and a loss of $21 million, or 5 cents a share from continuing operations in the fourth quarter of 2001.

For all of 2002, net earnings were $259 million, or 59 cents a share on sales of $5.1 billion. These results include the following non-recurring items, net of income tax: a countervailing and antidumping duties reversal of $13 million; a currency translation gain of $56 million; a gain of $293 on the sale of Saint-Felicien; income tax adjustments of $64 million and interest income of $7 million, offset by the asset write-off of $8 million for the Thorold TMP plant and a $7 million premium on debt repayment.

Cash flows from continuing operating activities totalled $243 million or 55 cents a share in 2002 compared to $990 million or $2.25 a share in 2001.

OVERVIEW OF RESULTS

In the fourth quarter, excluding the $12 million asset write-off, operating income would have improved by $1 million from the third quarter. This is partly due to higher average newsprint prices and volume, offset by higher costs of products sold in both paper segments and a weaker lumber segment.

For the year 2002, the decline in operating profit from continuing operations is mainly attributable to lower average paper prices, partially offset by higher newsprint sales volumes and lower paper manufacturing costs.

"In one of the toughest economic climates this industry has seen in a generation, we kept a good handle on the fundamentals within our control," said President and CEO, John Weaver. "Today, our team is proud to produce some of the best quality, lowest-cost paper in the world and the lowest-cost lumber east of the Rockies."

During the quarter the Company announced the indefinite idling of its 472,000 tonnes/year Sheldon, Texas newsprint mill. As a result of this focused downtime decision and the subsequent impact on costs versus scattered downtime, it expects to realize annual savings of approximately $50 million. As part of the same announcement, the Company stated its intention to resume production at Lufkin on a 155,000 tonnes/year machine in the first quarter. Production has since been scheduled to recommence on March 1, 2003. This already brings 2003 downtime to 560,000 tonnes of idled newsprint capacity compared to the 887,000 tonnes of market-related downtime taken in 2002 (excluding PanAsia).

The Company's next conversion from newsprint to its successful Equal Offset(TM) grade was also announced in the fourth quarter. A 170,000 tonnes/year newsprint machine at the Company's Alma mill will be converted in 2004 to Equal Offset(TM) (up to 230,000 tonnes/year) at a cost of $175 million. The project is expected to be complete in the first quarter of 2004, when the machine will begin production of Equal Offset(TM).

NEWSPRINT

The Company's fourth quarter newsprint shipments improved by more than 11% over the fourth quarter of 2001 and, for the year, finished 3.8% higher than 2001.

Pricing deteriorated throughout the first half of 2002, stabilized in the third quarter and the Company finished the fourth quarter with average mill nets in the quarter up $25 per tonne when compared to the third quarter. Newsprint prices in 2002 were down approximately 20% versus 2001.

The Company's newsprint segment posted operating income of $1 million in the fourth quarter after the Thorold TMP write-off and broke even in 2002 on total sales volumes of 4.6 million tonnes. The segment's $425 million in EBITDA led to 2002 newsprint margins of 14.6%.

During the fourth quarter, North American demand at daily newspaper publishers continued on a steady upward path, closely following advertising lineage and spending. The year ended with December demand posting a 4.6% gain over the same month last year. Mill inventories are at near-record lows, ending the year at 52,000 tonnes lower than in 2001, according to the Pulp and Paper Producers' Council (PPPC).

On January 24, 2003, the Company announced a US$50 per tonne price increase in North America, effective March 1, 2003.

VALUE-ADDED PAPERS

Our value-added groundwood segment posted operating profit from continuing operations of $31 million in the fourth quarter and $136 million for the full year 2002.

Demand for printing and writing papers improved in December, according to the PPPC, with groundwood papers up 6.8% versus the same period last year. Commercial printers, retailers and cataloguers are the primary end users for these grades.

The Company's shipments in these grades (it produces about ten different grades in this category), totalled 453,000 tonnes in the fourth quarter and 1.77 million tonnes in 2002, improving marginally on both the quarter and when compared to 2001.

However, the Company's Equal Offset(TM) sales grew 36% in 2002, while sales of the Company's AbiCal(TM) products were up 26% year-over-year.

LUMBER

During 2002, $44 million was paid in countervailing ($26 million) and anti-dumping ($18 million) duties as a result of the ongoing dispute with the US on softwood lumber.

Even though housing starts were running at an annual rate of 1.6 million units in every month of 2002, the segment continues to struggle under the weight of the duties and weak pricing, which gradually deteriorated for most of 2002 with fourth quarter average prices hitting 10-year lows.

The segment had an operating loss of $14 million in the fourth quarter and finished the year with an operating profit of $46 million.

In the fourth quarter, the Company announced the creation of a joint venture with Louisiana-Pacific to produce and market 70 million linear feet of I-joists, a value-added wood product used primarily to support floors.

OTHER SIGNIFICANT EVENTS OF 2002

At the end of 2001, the Company set a new annual cost savings target of $100 million. At year-end, $89 million in new savings were realized, of which $37 million was derived from the newsprint segment, $41 million from value-added papers and $11 million came from the lumber business.

In the third quarter, the Company spun-off 75% of its Saint-Felicien market pulp mill through the SFK Pulp Fund and booked a pre-tax gain of $364 million. All proceeds went towards reducing net debt by $370 million, including the buyback of all outstanding 9.125% senior notes (US$150 million), purchasing approximately US$50 million worth of its publicly traded bonds and paying down its revolving bank facilities.

Also in Q3 of 2002, the Company completed the conversion of its Thorold, Ontario mill to produce newsprint with 100% recycled content. The project was completed on schedule and below the original $50 million budget.

A conference call hosted by management to discuss quarterly and year-end results will be held today at 11 a.m. (Eastern time). The call will be webcast and may be accessed by visiting www.abitibiconsolidated.com, and clicking into the "Investor Relations" section. A slide presentation will also be made available in the same section prior to the call. Participants not able to listen live, can access a replay of the call along with the slide presentation, both of which will be archived online.

Abitibi-Consolidated is a global leader in newsprint, uncoated groundwood papers and wood products. We are a team of 16,000 people supplying newspapers, publishers, commercial printers, retailers, cataloguers and builders in nearly 100 countries from 27 paper mills, 22 sawmills, 1 engineered-wood and 2 remanufacturing facilities as well as 10 recycling centres located in Canada, the U.S., the U.K., South Korea, China and Thailand.

Contacts:

Investors                             Media
Lorne Gorber                          Marc Osborne
Manager, Investor Relations           Manager, Corporate Communications
(514) 394-2360                        & Media Relations
                                      (514) 394-2340

FORWARD-LOOKING STATEMENTS

This disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including: the impact of general economic conditions in the U.S. and Canada and in countries in which the Company and its subsidiaries currently do business; industry conditions, the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in the availability or costs of raw materials or electrical power; changes in existing forestry regulations or changes in how they are administered which could result in the loss of certain contractual or other rights or permits which are material to the Company's business; increased competition; the lack of availability of qualified personnel or management; the outcome of certain litigation; labour unrest; and fluctuation in foreign exchange or interest rates. The Company's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Company will derive therefrom.